# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NextCure, Inc., CIK 0001661059
CUSIP: 65343E207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2850 QUARRY LAKE DRIVE, SUITE 280, BALTIMORE, Maryland (MD), 21209
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002103371

## Reporting persons
- JP Sailing Capital Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 455,001; sole dispositive power 0; shared dispositive power 455,001; aggregate amount beneficially owned 455,001 (9.9% of the class)
- Jianping Huang: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 455,001; sole dispositive power 0; shared dispositive power 455,001; aggregate amount beneficially owned 455,001 (9.9% of the class)

## Item 1. Issuer
Name of issuer: NextCure, Inc.
Address of issuer's principal executive offices: 2850 QUARRY LAKE DRIVE, SUITE 280, BALTIMORE, MARYLAND, 21209.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed jointly by JP Sailing Capital Ltd and Jianping Huang (collectively, the ?Reporting Persons?). JP Sailing Capital Ltd serves as the investment manager of JP Sailing Fund. Jianping Huang, through his control of JP Sailing Capital Ltd and his authority over investment and voting decisions, may be deemed to beneficially own the securities reported herein.
Address of principal business office or, if none, residence:
The principal business address of JP Sailing Capital Ltd is Room 507, No. 2088 Changzhong Road, Shanghai 200040, People's Republic of China.

The principal business address of Jianping Huang is 10/F, YF Life Tower, 33 Lockhart Road, Wan Chai, Hong Kong.
Citizenship: JP Sailing Capital Ltd is organized under the laws of the British Virgin Islands. Jianping Huang is a citizen of the People?s Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Non-U.S. investment adviser (investment manager).

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person may be deemed to beneficially own 455,001 shares of Common Stock held directly by JP Sailing Fund. JP Sailing Capital Ltd exercises investment and voting authority over these shares as the Fund?s investment manager. Jianping Huang, through his control of JP Sailing Capital Ltd, may be deemed to share investment and voting power over the same shares. The shares reported by the Reporting Persons are the same shares and are not counted twice.
Percent of class: 9.9% for each Reporting Person (approximately 9.94% before rounding), based on 4,577,359 shares of Common Stock outstanding as of July 31, 2026, as reported in the Issuer?s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed on August 6, 2026.
Sole power to vote or to direct the vote: 0 shares for each Reporting Person.
Shared power to vote or to direct the vote: 455,001 shares for each Reporting Person.
Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person.
Shared power to dispose or to direct the disposition: 455,001 shares for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: JP Sailing Fund, a fund managed by JP Sailing Capital Ltd, has the right to receive dividends from, and proceeds from the sale of, the securities reported herein. Such rights relate to more than five percent of the outstanding Common Stock of NextCure, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Jianping Huang is reporting as a control person of JP Sailing Capital Ltd, the investment manager of JP Sailing Fund. JP Sailing Capital Ltd is classified under Rule 13d-1(b)(1)(ii)(J) as a non-U.S. investment adviser (investment manager). JP Sailing Fund directly holds the securities reported herein.

See Exhibit 2 for the identification and classification of the relevant entity.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Non-U.S. investment adviser (investment manager) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- JP Sailing Capital Ltd: Jianping Huang, Director (10/20/2026)
- Jianping Huang: Jianping Huang, individual (10/20/2026)